[redacted]

12012285

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 27 2012
Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 51126 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERKINS FUND MARKETING, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136 OLD POST ROAD
(No. and Street)

| SOUTHPORT | CT | 06890 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GILMAN PERKINS (203) 418-2000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

| PMB 335, 123 NASHUA RD, UNIT 17 | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, GILMAN PERKINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERKINS FUND MARKETING, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES P. PALSA
NOTARY PUBLIC
My Commission Expires August 31, 201?

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PERKINS FUND MARKETING, LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2011

**BRACE & ASSOCIATES, PLLC**

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

## Independent Auditor's Report

To the Members' of
Perkins Fund Marketing, LLC
Southport, CT

I have audited the accompanying statement of financial condition of Perkins Fund Marketing, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Perkins Fund Marketing, LLC at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 17, 2012

# PERKINS FUND MARKETING, LLC

# STATEMENT OF FINANCIAL CONDITION

# DECEMBER 31, 2011

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 237,772 |
| Accounts receivable | | 1,041 |
| Furniture and equipment at cost, less accumulated depreciation of $404,839 | | 119,874 |
| Total assets | $ | 358,687 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts payable and accrued liabilties | $ | 39,686 |
| Total liabilities | | 39,686 |
| MEMBERS' EQUITY | | |
| Members' equity | | 319,001 |
| Total liabilities and members' equity | $ | 358,687 |

The accompanying notes are an integral part of these financial statements.

**PERKINS FUND MARKETING, LLC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Revenues: | |
| Fee income | $ 3,486,507 |
| Interest income | 2,411 |
| Total revenues | 3,488,918 |
| Expenses: | |
| Professional and registration fees | $ 184,201 |
| Registered representative compensation | 655,799 |
| Occupancy costs | 181,014 |
| Employee salaries and benefits | 1,295,147 |
| Other operating expenses | 392,307 |
| Total expenses | $ 2,708,468 |
| Net income | $ 780,450 |

The accompanying notes are an integral part of these financial statements.

**PERKINS FUND MARKETING, LLC**

**STATEMENT OF CHANGES IN MEMBERS' CAPITAL**

**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | |
|---|---|
| Members' equity at beginning of year | $ 313,551 |
| Net income | 780,450 |
| Members' distributions | (775,000) |
| Members' equity at end of year | $ 319,001 |

The accompanying notes are an integral part of these financial statements.

**PERKINS FUND MARKETING, LLC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2011**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 780,450 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | $ 16,950 | |
| Increase in accounts receivable | (1,041) | |
| Increase in accrued liabilities | 6,615 | |
| Total adjustments | | 22,524 |
| Net cash provided by operating activities | | 802,974 |
| Cash flows from investing activities: | | |
| Purchase of furniture and equipment | | (4,438) |
| Cash flows from financing activities: | | |
| Distributions to members' | $ (775,000) | |
| Net cash used by financing activities | | (775,000) |
| Net increase (decrease) in cash | | 23,536 |
| Cash at beginning of year | | 214,236 |
| Cash at end of year | | $ 237,772 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

**PERKINS FUND MARKETING, LLC**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2011**

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in Delaware in May 1999. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The company acts principally as an agent in the sale of private hedge funds.

**Organizational Structure**

The Company is organized as a Limited Liability Corporation. Under this form of organization, the members are not liable for the debts of Perkins Fund Marketing, LLC. The Company shall be dissolved on December 31, 2027, unless the term shall be extended by an amendment of the Operating Agreement and the Certificate of Formation.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Compensated Absences**

Compensated absences for sick pay and personal time have not been accrued since they cannot be reasonably estimated. The Company's policy is to recognize these costs when actually paid.

**Property and Equipment**

Property and equipment are stated at cost. Depreciation on equipment is calculated based on the accelerated depreciation method over the estimated useful lives of the assets. Depreciation expense for 2011 was $16,950.

**Management's Review for Subsequent Events**

Management had evaluated subsequent events through February 17, 2012, the date which the financial statements were available to be issued.

## NOTE 2- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of December 31, 2011.

## NOTE 3- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was \$198,086 at December 31, 2011, which exceed required net capital of \$5,000 by \$193,086. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 20.0 %.

## NOTE 4- COMMITMENTS AND CONTINGENCIES

The Company leases its office space from the member under an operating lease. The lease requires monthly payments of \$8,576 during the initial five-year term, with the option to extend the term for another five-year period if both parties agree. The Company made lease payments of \$142,000 to the member during the year ended December 31, 2011. The company also leases an automobile for the member under an operating lease.

At December 31, 2011, the minimum lease payments under the terms of all lease agreements were as follows:

Year ending December 31,

| | |
|---|---|
| 2012 | \$118,645 |
| 2013 | 110,777 |
| 2014 | 68,606 |
| | \$ 298,028 |

## NOTE 5- RETIREMENT PLAN

The Company maintains a contributory profit sharing plan as defined under Section 401(k) of the U.S. Internal Revenue Code covering substantially all employees that are at least age 21, have completed 3 months of service and are not Highly Compensated Employees. The Company contributes 3% of the eligible participant's compensation each plan year, regardless of salary deferrals made by employees. Employer contributions during the year ended December 31, 2011 were $6,282.

# PERKINS FUND MARKETING, LLC

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED DECEMBER 31, 2011

**PERKINS FUND MARKETING, LLC**

**SCHEDULE I**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**DECEMBER 31, 2011**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 319,001 |
| Total nonallowable assets from statement of financial condition | (120,915) |
| Net capital before haircuts on securities positions | 198,086 |
| Haircuts on securities | - |
| Net capital | $ 198,086 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 39,686 |
| Total aggregate indebtedness | $ 39,686 |
| Percentage of aggregate indebtedness to net capital | 20.0% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 2,646 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 193,086 |
| Excess net capital at 1000% | $ 194,117 |

There were no material differences between the audited and unaudited computation of net capital.

## SCHEDULE II

## PERKINS FUND MARKETING, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2011

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


## Independent Auditor's Report on Internal Control

Members' of
Perkins Fund Marketing, LLC

In planning and performing my audit of the financial statements and supplemental schedules of Perkins Fund Marketing, LLC (the Company), for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Perkins Fund Marketing, LLC for the year ended December 31, 2011 and this report does not affect my report thereon dated February 17, 2012.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 17, 2012

PERKINS FUND MARKETING, LLC

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2011

# BRACE & ASSOCIATES, PLLC

*Certified Public Accountant*

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371


To the Member of Perkins Fund Marketing, LLC

Southport, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Perkins Fund Marketing, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Perkins Fund Marketing, LLC's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Perkins Fund Marketing, LLC's management is responsible for the Perkins Fund Marketing, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

February 17, 2012

PERKINS FUND MARKETING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

## SCHEDULE OF ASSESSMENT PAYMENTS

| | | |
|---|---|---|
| **General Assessment** | | **$ 8,722** |
| **Less Payments Made:** | | |
| **Date Paid** | **Amount** | |
| **07-28-11** | **$ 4,426** | |
| | | **(4,426)** |
| **Interest on late payment(s)** | | |
| **Total Assessment Balance or Overpayment** | | **$4,296** |
| **Payment made with Form SIPC 7** | | **$4,296** |

**See Accountant's Report**

PERKINS FUND MARKETING, LLC
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2011

| | |
|---|---|
| **Total revenue** | **$3,488,918** |
| **Additions:** | |
| **Various (list)** | |
| **Total additions** | **$ 0** |
| **Deductions:** | |
| **Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products** | **0** |
| **Revenues from commodity transactions** | **0** |
| **Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions** | **0** |
| **Net gain from securities in investment accounts** | **0** |
| **100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date** | **0** |
| **Other** | **0** |
| **Total deductions** | **$ 0** |
| **SIPC NET OPERATING REVENUES** | **$3,488,918** |
| **GENERAL ASSESSMENT @ .0025** | **$ 8,722** |

**See Accountant's Report**